www.americandairyinc.com	www.feihe.com

June 29, 2009

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Attention:	H. Roger Schwall Sean Donahue

Re:	American Dairy, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended (File No. 333-158777)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, as amended by Amendment Nos. 1-4 thereto, to 5:00 p.m., Eastern Time, on June 30, 2009, or as soon thereafter as practicable.  The Registrant hereby authorizes both Matthew D. Adler and Andrew D. Ledbetter of DLA Piper LLP (US), counsel for the Registrant, to make such request on our behalf.

The Registrant hereby acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please contact Matthew D. Adler of DLA Piper LLP (US), counsel to the Registrant, at (206) 839-4816 or his colleague Andrew D. Ledbetter at (206) 839-4845.

Very truly yours, AMERICAN DAIRY, INC.

By:	/s/ Jonathan H. Chou
Jonathan H. Chou Chief Financial Officer